UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): November 14, 2018

Dell Technologies Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-37867	80-0890963
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

One Dell Way Round Rock, Texas		78682
(Address of principal executive offices)		(Zip Code)

Registrant’s telephone number, including area code: (800) 289-3355

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01	Entry into a Material Definitive Agreement.

Amendment to Merger Agreement

As previously reported, Dell Technologies Inc. (the “Company”) is pursuing a transaction (the “Class V transaction”) in which holders of shares of Class V Common Stock, par value $0.01 per share, of the Company (the “Class V Common Stock”) may elect to receive in exchange for each share of Class V Common Stock either (i) a specified number of shares (the “Share Consideration Exchange Ratio”) of Class C Common Stock, par value $0.01 per share, of the Company (the “Class C Common Stock”) or (ii) a specified amount of cash, without interest (the “Cash Consideration”), subject to a maximum aggregate amount of Cash Consideration that may be received by holders of Class V Common Stock in the Class V transaction (the “Maximum Aggregate Cash Consideration”). The Class V transaction will be implemented pursuant to an Agreement and Plan of Merger, dated as of July 1, 2018 (the “Merger Agreement”), between the Company and Teton Merger Sub Inc. (“Merger Sub”), a Delaware corporation and a wholly owned subsidiary of the Company, as amended, pursuant to which Merger Sub will be merged with and into the Company (the “Merger”).

On November 14, 2018, the Company and Merger Sub entered into Amendment No. 1 to the Agreement and Plan of Merger (the “Amendment”) to amend the Merger Agreement (the Merger Agreement, as amended by the Amendment, the “Amended Merger Agreement”). The Amendment, among other things, (i) increases the Maximum Aggregate Cash Consideration from $9 billion to $14 billion, (ii) increases the per share Cash Consideration from $109.00, without interest, to $120.00, without interest, and (iii) amends the Share Consideration Exchange Ratio to be at least 1.5043 shares of Class C Common Stock per share of Class V Common Stock, subject to increase as described in the next succeeding paragraph. Under the terms and conditions of the Amended Merger Agreement, each share of Class V Common Stock will now be converted into the right to receive, at the election of the holder of such share, either (1) at least 1.5043 shares of Class C Common Stock or (2) $120.00 in cash, without interest, subject to a Maximum Aggregate Cash Consideration of $14 billion. This represents a 10% increase in the consideration for the Class V transaction, as well as a 56% increase in the Maximum Aggregate Cash Consideration.

In addition, unless all holders elect, or are deemed to have elected, to receive shares of Class C Common Stock as of 5:30 p.m., New York City time, on the eighth (8th) trading day following the date on which the Company issues a public announcement that the requisite stockholder approvals have been obtained (the “Election Deadline”), the Share Consideration Exchange Ratio will be increased by an amount equal to the Exchange Ratio Adjustment (as defined below). The “Exchange Ratio Adjustment” will be a number of shares equal to (a) 0.01998 multiplied by (b) the lesser of (x) $15.45 and (y) the amount (which may be zero but, for the avoidance of doubt, not less than zero) by which the DVMT Trading Price (as defined below) is less than $120.00 multiplied by (c) the lesser of (x) one (1) and (y) a fraction (i) the numerator of which is equal to the aggregate amount of Cash Consideration elected by holders of the Class V Common Stock as of the Election Deadline (without giving effect to any transfers of shares of Class V Common Stock which occur after the Election Deadline) and (ii) the denominator of which is equal to the Maximum Aggregate Cash Consideration. In no event will the Share Consideration Exchange Ratio be less than 1.5043 nor more than 1.8130 shares of Class C Common Stock per share of Class V Common Stock.

The Amendment provides that the “DVMT Trading Price” will be the 17-day aggregate volume-weighted average price per share of Class V Common Stock on the New York Stock Exchange (as reported on Bloomberg) for the period of the seventeen (17) consecutive trading days ending on the date of the Election Deadline.

The Exchange Ratio Adjustment increases as the amount of Cash Consideration elected to be received by holders of Class V Common Stock as of the Election Deadline increases, and will also increase as the DVMT Trading Price decreases. The tables below illustrate the range of possible Share Consideration Exchange Ratios and corresponding ownership in the Company of the holders of Class V Common Stock immediately after closing of the Merger (the “Closing”), assuming certain DVMT Trading Prices and Cash Consideration election amounts as of the Election Deadline:

Aggregate Cash Election Amount ($B)	Illustrative DVMT Trading Price ($)
	$120.00	$118.00	$116.00	$114.00	$112.00	$110.00	$108.00	$106.00	$104.55
$0.0	1.5043	1.5043	1.5043	1.5043	1.5043	1.5043	1.5043	1.5043	1.5043
$2.0	1.5043	1.5100	1.5157	1.5214	1.5271	1.5328	1.5386	1.5443	1.5484
$4.0	1.5043	1.5157	1.5271	1.5386	1.5500	1.5614	1.5728	1.5842	1.5925
$6.0	1.5043	1.5214	1.5386	1.5557	1.5728	1.5899	1.6071	1.6242	1.6366
$8.0	1.5043	1.5271	1.5500	1.5728	1.5956	1.6185	1.6413	1.6641	1.6807
$10.0	1.5043	1.5328	1.5614	1.5899	1.6185	1.6470	1.6756	1.7041	1.7248
$12.0	1.5043	1.5386	1.5728	1.6071	1.6413	1.6756	1.7098	1.7441	1.7689
$14.0	1.5043	1.5443	1.5842	1.6242	1.6641	1.7041	1.7441	1.7840	1.8130

Aggregate Cash Election Amount ($B)	Illustrative DVMT Trading Price ($)
	$120.00	$118.00	$116.00	$114.00	$112.00	$110.00	$108.00	$106.00	$104.55
$0.0	33.1%	33.1%	33.1%	33.1%	33.1%	33.1%	33.1%	33.1%	33.1%
$2.0	31.2%	31.3%	31.4%	31.5%	31.5%	31.6%	31.7%	31.8%	31.8%
$4.0	29.2%	29.4%	29.5%	29.7%	29.8%	30.0%	30.1%	30.3%	30.4%
$6.0	27.1%	27.3%	27.5%	27.7%	28.0%	28.2%	28.4%	28.6%	28.8%
$8.0	24.8%	25.1%	25.4%	25.6%	25.9%	26.2%	26.5%	26.7%	26.9%
$10.0	22.4%	22.7%	23.0%	23.4%	23.7%	24.0%	24.3%	24.6%	24.8%
$12.0	19.8%	20.2%	20.5%	20.9%	21.2%	21.6%	21.9%	22.3%	22.5%
$14.0	17.0%	17.4%	17.8%	18.2%	18.5%	18.9%	19.2%	19.6%	19.8%

The table below illustrates the number of shares of Class C Common Stock to be issued, the total number of shares of Common Stock of the Company that will be outstanding and the ownership percentage in the Company that will be held by current holders of Class V Common Stock, in each case, assuming that holders elect to receive $14 billion or more of cash:

	Illustrative DVMT Trading Price ($)
	$120.00	$118.00	$116.00	$114.00	$112.00	$110.00	$108.00	$106.00	$104.55
Class C Shares Issued (millions)	124.4	127.7	131.0	134.3	137.6	140.9	144.2	147.5	149.9
Total Common Stock (millions)	729.9	733.2	736.5	739.8	743.1	746.4	749.7	753.0	755.4
Ownership %	17.0%	17.4%	17.8%	18.2%	18.5%	18.9%	19.2%	19.6%	19.8%

In addition, the Amendment contemplates a number of corporate governance changes that would be implemented following the Closing, including providing that, no later than June 30, 2019, (i) the Board of Directors of the Company shall appoint a fourth director who meets the independence requirements of the New York Stock Exchange (an “independent director”) to the Board after consultation with holders of Class C Common Stock and (ii) the Company shall establish a Nominating and Corporate Governance Committee of the Board. The Nominating and Corporate Governance Committee is expected to initially be comprised of Michael Dell, Egon Durban and one independent director. The Amendment also includes changes to the amended and restated certificate of incorporation of the Company to provide for the ability of holders of Class C Common Stock, voting separately as a series, to elect one director, as described below under “Amended and Restated Charter,” beginning with the second annual meeting of stockholders of the Company following the Closing.

The Amendment also contemplates debt financing to be obtained to fund the increase in the Maximum Aggregate Cash Consideration, as described below under “Commitment Letter for Debt Financing.”

The Amendment also adds as conditions to the completion of the Class V transaction that (i) in the event the aggregate Cash Consideration elected by holders of Class V Common Stock is equal to or greater than the $14 billion Maximum Aggregate Cash Consideration, the relevant Company subsidiaries must have received $5 billion of gross proceeds from debt financing (or, in the event that the aggregate Cash Consideration elected by holders of Class V Common Stock is greater than the $9 billion but less than $14 billion, the relevant Company subsidiaries must have received an amount of gross proceeds from debt financing equal to the aggregate Cash Consideration elected by holders of Class V Common Stock, less $9 billion), (ii) each Company subsidiary through which proceeds of such debt financing will pass in order to be received by the Company must have determined that such subsidiary meets all solvency and legal requirements to dividend, distribute, loan or otherwise transfer the proceeds of such debt financing or alternative financing that it will receive in accordance with the plan of distribution established by the Company and (iii) any transfers of Class V Common Stock following the Election Deadline but prior to Closing shall not have resulted in the aggregate number of shares of Class C Common Stock to be issued as share consideration exceeding the aggregate number of shares of Class C Common Stock registered pursuant to the Company’s Registration Statement on Form S-4.

Amended and Restated Charter. As part of the Amendment, the Board approved an amended and restated form of Fifth Amended and Restated Certificate of Incorporation of the Company (the “Amended and Restated Charter”) that will become effective at the effective time of the Merger if adopted by the Company’s stockholders in accordance with the terms of the Company’s current amended and restated certificate of incorporation. The Amended and Restated Charter amends and restates the form of Fifth Amended and Restated Certificate of Incorporation approved by the Board as part of the Merger Agreement to, among other things, (i) provide that the holders of Class C Common Stock will have the right, voting separately as a series, to elect one director, referred to as the “Group IV Director,” (ii) increase the maximum number of authorized directors to 21 directors (including the Group IV Director) and (iii) provide that the number of authorized directors from time to time will be fixed by resolution of the Board pursuant to the Amended and Restated Bylaws described below. The Group IV Director will initially be elected at the second annual meeting of stockholders of the Company occurring after the Closing. Under the Amended and Restated Charter, the board of directors will be divided into two classes consisting of the Group I Directors, who will be elected annually by the holders of the Class A Common Stock, Class B Common Stock and Class C Common Stock, voting together as a single class, and the Group IV Director, who will be elected annually, as described above, by the holders of the Class C Common Stock, voting separately as a single series. The affirmative vote of the holders of a majority of the then issued and outstanding shares of Class C Common Stock is required to amend, alter or repeal the provisions of the Amended and Restated Charter implementing the Group IV Director in a manner that would have a material adverse effect on the powers or rights of the Class C Common Stock.

The foregoing description of the Amended and Restated Charter does not purport to be complete and is qualified in its entirety by reference to the full text of the Amended and Restated Charter, which is attached hereto as Exhibit A to the Amendment and is incorporated by reference herein.

Amended and Restated Bylaws. As part of the Amendment, the Board approved a form of amended and restated bylaws of the Company (the “Amended and Restated Bylaws”) that will be the Company’s bylaws at the effective time of the Merger. The Amended and Restated Bylaws amend and restate the Company’s current amended and restated bylaws to, among other things, (i) include provisions relating to the Group IV Director and (ii) provide that the number of authorized directors from time to time, which will be a maximum of 21 directors (including the Group IV Director), will be fixed by resolution of the Board.

The foregoing summary of the provisions of the Amended and Restated Bylaws does not purport to be complete and is qualified in its entirety by reference to the full text of the Amended and Restated Bylaws, which is attached hereto as Exhibit B to the Amendment and is incorporated by reference herein.

The Board has unanimously (i) adopted the Amendment (including the forms of Amended and Restated Charter and Amended and Restated Bylaws) and (ii) recommended the adoption of the Amended Merger Agreement and the Amended and Restated Charter by the stockholders of the Company. The Amendment (including the forms of Amended and Restated Charter and Amended and Restated Bylaws) also has been unanimously adopted, and the Amended Merger Agreement and the Amended and Restated Charter unanimously recommended for adoption by the holders of Class V Common Stock, by a special committee of independent directors of the Board that was created to act solely in the interests of the holders of Class V Common Stock and to make recommendations to such holders.

Except as modified by the Amendment, the terms of the Merger Agreement in the form filed by the Company as Exhibit 2.1 to its Current Report on Form 8-K dated July 1, 2018 are unchanged.

The foregoing description of the Amendment does not purport to be complete and is qualified in its entirety by reference to the full text of the Amendment, a copy of which is filed as Exhibit 2.1 hereto and the terms of which are incorporated herein by reference.

Commitment Letter for Debt Financing

In connection with the Amendment, Dell Inc., a wholly owned subsidiary of the Company, has entered into a commitment letter, dated November 14, 2018 (the “Commitment Letter”), with Bank of America, N.A., Barclays Bank PLC, Citigroup Global Markets Inc., Credit Suisse AG, Cayman Islands Branch, Goldman Sachs Bank, USA, JPMorgan Chase Bank, N.A., Morgan Stanley Senior Funding, Inc., Deutsche Bank AG New York Branch, Royal Bank of Canada and UBS AG, Stamford Branch (collectively, the “Commitment Parties”) and certain affiliates of the Commitment Parties, pursuant to which, subject to the terms and conditions set forth therein, the Commitment Parties have committed to provide up to $5 billion principal amount of incremental debt financing (the “incremental term loan facility”) under the credit agreement, dated as of September 7, 2016, by and among Denali Intermediate Inc., Dell Inc., Dell International L.L.C., EMC Corporation (as successor to Universal Acquisition Co.), Credit Suisse AG, Cayman Islands Branch, as Term Loan B administrative agent and collateral agent, JPMorgan Chase Bank, N.A., as Term Loan A/Revolver administrative agent, and the lenders party thereto (as may be amended, supplemented or modified from time to time). The Commitment Letter also contemplates that, in lieu of the incremental term loan facility, the Company or one or more of its subsidiaries may obtain alternate debt financing, the proceeds of which will reduce commitments in respect of the incremental term loan facility on a dollar-for-dollar basis. The funding of the incremental term loan facility is contingent on the satisfaction of customary conditions, including the approval of the transactions contemplated by the Amended Merger Agreement by the stockholders of the Company. The proceeds of the incremental term loan facility and/or any alternate debt financing, together with Dell Technologies’ pro rata portion of the special cash dividend to be paid by VMware, Inc. in connection with the Class V transaction, and cash on hand at the Company and its subsidiaries, will be used to fund (i) the Maximum Aggregate Cash Consideration and (ii) the fees and expenses incurred in connection with the transactions contemplated by the Amended Merger Agreement.

Certain of the Commitment Parties and/or their affiliates have provided the Company and its affiliates with financial advisory, commercial banking and investment banking services.

Investor Voting and Support Agreements

On November 14, 2018, the Company entered into Voting and Support Agreements (the “Investor Voting and Support Agreements”) with Elliott Associates L.P., Elliott International L.P., Dodge & Cox, Mason Capital Master Fund, LP and Canyon Capital Advisors, LLC (collectively, the “Supporting Stockholders”). Subject to the terms and conditions set forth therein, each Supporting Stockholder has agreed, among other things, to vote the shares of the Company’s capital stock over which it has voting power (i) in favor of the Merger and the adoption of the Amended Merger Agreement and each of the transactions contemplated by the Amended Merger Agreement, including the adoption of the Amended and Restated Charter, and (ii) against any action that could reasonably be expected to impede, interfere with, delay, postpone or adversely affect the Merger or the other transactions contemplated by the Amended Merger Agreement in any material respect. The Investor Voting and Support Agreements also contain restrictions on the transfer of voting rights of the Company’s capital stock by the Supporting Stockholders and the solicitation by the Supporting Stockholders of holders of the Company’s capital stock to vote in opposition to the Class V transaction, in each case, until the earlier of (a) the consummation of the Merger and (b) the date on which the Amended Merger Agreement is terminated in accordance with its terms without the Merger having occurred.

Waiver by VMware

As previously reported, the Company entered into a letter agreement (the “VMware Letter”) with VMware, Inc. (“VMware”) on July 1, 2018. Subject to the terms and conditions set forth therein, the Company agreed, among other things, (i) to use its reasonable best efforts to consummate the Merger on the same date that the Company receives the special cash dividend from VMware and (ii) not to terminate the Merger Agreement by mutual consent with Merger Sub without VMware’s consent.

On November 14, 2018, the Company and VMware entered into a waiver (the “VMware Waiver”), pursuant to which VMware waived certain provisions of the VMware Letter that restricted the ability of the Company to enter into the Amendment. Pursuant to the VMware Waiver, the Company further agreed to waive the provisions of the VMware Letter that would otherwise restrict the ability of the board of directors of VMware to approve resolutions reaffirming VMware’s declaration of the special dividend and related matters.

Item 7.01	Regulation FD.

On November 15, 2018, the Company issued a press release announcing its entry into the Amendment and the Investor Voting and Support Agreements. A copy of the press release is furnished as Exhibit 99.1 hereto and is incorporated in this Item 7.01 of this Current Report on Form 8-K by reference.

The information in this Item 7.01 of this Current Report on Form 8-K and Exhibit 99.1 hereto is being “furnished” to the Securities and Exchange Commission and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section or Sections 11 and 12(a)(2) of the Securities Act of 1933, as amended. Further, such information shall not be deemed to be incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, unless specifically identified as being incorporated therein by reference.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits.

The following documents are herewith filed or, with respect to Exhibit 99.1, furnished as exhibits to this report:

Exhibit No.	Exhibit Description

2.1	Amendment No. 1 to the Agreement and Plan of Merger, dated as of November 14, 2018, between Dell Technologies Inc. and Teton Merger Sub Inc.

99.1	Press Release, dated November 15, 2018.

No Offer or Solicitation

This communication does not constitute an offer to sell or a solicitation of an offer to sell or a solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”), and otherwise in accordance with applicable law.

Additional Information and Where to Find It

This communication is being made in respect of the proposed merger of a wholly-owned subsidiary of the Company with and into the Company, with the Company as the surviving entity, pursuant to which each share of Class V common stock of the Company will, at the election of the holder, convert into the right to receive shares of Class C common stock of the Company or cash, without interest, and each existing share of Class A common stock, Class B common stock and Class C common stock of the Company will be unaffected by the merger and remain outstanding. The proposed transaction requires the approval of a majority of the aggregate voting power of the outstanding shares of Class A common stock, Class B common stock and Class V common stock other than those held by affiliates of the Company, in each case, voting as a separate class, and all outstanding shares of common stock of the Company, voting together as a single class, and will be submitted to stockholders for their consideration. The Company has filed a registration statement on Form S-4 (File No. 333-226618). The registration statement was declared effective by the Securities and Exchange Commission (“SEC”) on October 19, 2018, and a definitive proxy statement/prospectus was mailed to each holder of Class A common stock, Class B common stock, Class C common stock and Class V common stock entitled to vote at the special meeting in connection with the proposed transaction on or about October 23, 2018. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS RELATING TO THE TRANSACTION FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. You may get these documents, when available, for free by visiting EDGAR on the SEC website at www.sec.gov or by visiting the Company’s website at http://investors.delltechnologies.com.

Participants in the Solicitation

The Company and its consolidated subsidiaries and their directors, executive officers and other members of their management and employees, and Silver Lake Technology Management, L.L.C. and its managing partners and employees, may be deemed to be participants in the solicitation of proxies from the stockholders of the Company in favor of the proposed merger and the other transactions contemplated by the merger agreement, including the exchange of shares of Class V common stock of the Company for shares of Class C common stock of the Company or cash. Information concerning persons who may be considered participants in such solicitation under the rules of the SEC, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the aforementioned proxy statement/prospectus that has been filed with the SEC.

Dell Technologies Inc. Disclosure Regarding Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. The words “may,” “will,” “anticipate,” “estimate,” “expect,” “intend,” “plan,” “aim,” “seek,” and similar expressions as they relate to the Company or its management are intended to identify these forward-looking statements. All statements by the Company regarding its expected financial position, revenues, cash flows and other operating results, business strategy, legal proceedings, and similar matters are forward-looking statements. The expectations expressed or implied in these forward-looking statements may not turn out to be correct. The Company’s results could be materially different from its expectations because of various risks, including but not limited to: (i) the failure to consummate or delay in consummating the proposed transaction, including the failure to obtain the requisite stockholder approvals or the failure of VMware to pay the special dividend or any inability of the Company to pay the cash consideration to Class V holders; (ii) the risk as to the trading price of Class C common stock to be issued by the Company in the proposed transaction relative to the trading price of shares of Class V common stock and VMware, Inc. common stock; and (iii) the risks discussed in the “Risk Factors” section of the registration statement on Form S-4 (File No. 333-226618) that has been filed with the SEC and declared effective, as well as the Company’s periodic and current reports filed with the SEC. Any forward-looking statement speaks only as of the date as of which such statement is made, and, except as required by law, the Company undertakes no obligation to update any forward-looking statement after the date as of which such statement was made, whether to reflect changes in circumstances or expectations, the occurrence of unanticipated events, or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 15, 2018	Dell Technologies Inc.

	By:	/s/ Janet Bawcom
Janet Bawcom Senior Vice President and Assistant Secretary
(Duly Authorized Officer)